Exhibit 99.3

Sun Life Financial Inc. Form of Shareholder Proxy for the May 10, 2006 Annual Meeting
See reverse side for instructions
for submitting your proxy.

The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Corporation”) hereby appoints Ronald W. Osborne, Chairman of the Board, or failing him, Bertin F. Nadeau, Chairman of the Governance Committee, or failing him, a director of the Corporation appointed by the directors present at the meeting, or instead of any of the foregoing,                                          as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Corporation to be held on May 10, 2006 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided on the left.

Information on the following can be found in the Management Information Circular dated March 21, 2006.

The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1.	Election of Directors	01	James C. Baillie	☐ For ☐ Withhold	08	David W. Kerr	☐ For ☐ Withhold
		02	George W. Carmany, III	☐ For ☐ Withhold	09	Idalene F. Kesner	☐ For ☐ Withhold
		03	John H. Clappison	☐ For ☐ Withhold	10	Bertin F. Nadeau	☐ For ☐ Withhold
		04	William R. Fatt	☐ For ☐ Withhold	11	Ronald W. Osborne	☐ For ☐ Withhold
		05	David A. Ganong, CM	☐ For ☐ Withhold	12	C. James Prieur	☐ For ☐ Withhold
		06	Germaine Gibara	☐ For ☐ Withhold	13	Donald A. Stewart	☐ For ☐ Withhold
		07	Krystyna T. Hoeg	☐ For ☐ Withhold	14	W. Vickery Stoughton	☐ For ☐ Withhold

2.	Appointment of Deloitte & Touche LLP as Auditors						☐ For ☐ Withhold

The directors and management recommend common shareholders vote AGAINST the matter below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote AGAINST the matter below:

3.	Shareholder Proposal No. 1	☐ For ☐ Against

Your Signature(s) (all common shareholders named on proxy must sign) X	Date (dd/mm/yyyy)

MANAGEMENT INFORMATION CIRCULAR 2006
Notes to the Form of Proxy
This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 10, 2006, and a continuation of the Annual Meeting after any adjournment thereof.
a)
If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures should agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)	If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)
Should any of the nominees named in paragraph 1 of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)	This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)
A duly completed form of proxy or alternate form of submission as described below, must be received by the Corporation’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 5:00 pm (Toronto time) on Monday, May 8, 2006 or two business days prior to a continuation of the meeting after any adjournment.

f)	This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 21, 2006.
Instructions For Submitting Your Proxy
By Mail: Mark, sign, date and return in the envelope provided.
By Fax: Mark, sign, date and fax to (1)-416-368-2502.
THIS IS THE END OF THE PROXY FORM FOR THE 2006 ANNUAL MEETING.

Please read and complete the boxes below.

Shareholder’s Name and Account Number
Annual Financial Statements
The Insurance Companies Act (Canada) provides that you may decline to receive annual financial statements if you provide your consent in writing. Please indicate if you do not wish to receive future annual financial statements. If you do not provide instructions, the annual financial statements will be mailed to you. You may change your instructions at any time by writing to the transfer agent at: CIBC Mellon Trust Company, PO Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9.
☐   I do not wish to receive annual financial statements.

Your Signature(s) (all common shareholders named on proxy must sign) X	Date (dd/mm/yyyy)
If you have questions regarding this proxy, please refer to page 3 of the Management Information Circular for contact information.

Sun Life Financial Inc. Form of Shareholder Proxy for the May 10, 2006 Annual Meeting
See reverse side for instructions
for submitting your proxy.

The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Corporation”) hereby appoints Ronald W. Osborne, Chairman of the Board, or failing him, Bertin F. Nadeau, Chairman of the Governance Committee, or failing him, a director of the Corporation appointed by the directors present at the meeting, or instead of any of the foregoing,                                         as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Corporation to be held on May 10, 2006 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided on the left.

Information on the following can be found in the Management Information Circular dated March 21, 2006.

The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1.	Election of Directors	01	James C. Baillie	☐ For ☐ Withhold	08	David W. Kerr	☐ For ☐ Withhold
		02	George W. Carmany, III	☐ For ☐ Withhold	09	Idalene F. Kesner	☐ For ☐ Withhold
		03	John H. Clappison	☐ For ☐ Withhold	10	Bertin F. Nadeau	☐ For ☐ Withhold
		04	William R. Fatt	☐ For ☐ Withhold	11	Ronald W. Osborne	☐ For ☐ Withhold
		05	David A. Ganong, CM	☐ For ☐ Withhold	12	C. James Prieur	☐ For ☐ Withhold
		06	Germaine Gibara	☐ For ☐ Withhold	13	Donald A. Stewart	☐ For ☐ Withhold
		07	Krystyna T. Hoeg	☐ For ☐ Withhold	14	W. Vickery Stoughton	☐ For ☐ Withhold

2.	Appointment of Deloitte & Touche LLP as Auditors						☐ For ☐ Withhold
The directors and management recommend common shareholders vote AGAINST the matter below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote AGAINST the matter below:

3.	Shareholder Proposal No. 1	☐ For ☐ Against

Your Signature(s) (all common shareholders named on proxy must sign) X	Date (dd/mm/yyyy)

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Notes to the Form of Proxy
This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 10, 2006, and a continuation of the Annual Meeting after any adjournment thereof.
a)	If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures should agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)	If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)	Should any of the nominees named in paragraph 1 of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)	This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)	A duly completed form of proxy or alternate form of submission as described below, must be received by the Corporation’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 5:00 pm (Toronto time) on Monday, May 8, 2006 or two business days prior to a continuation of the meeting after any adjournment.

f)	This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 21, 2006.
Instructions For Submitting Your Proxy
By Mail: Mark, sign, date and return in the envelope provided.
By Fax: Mark, sign, date and fax to (1)-416-368-2502.

If you have questions regarding this proxy, please refer to page 3 of the Management Information Circular for contact information.

S-1u

Sun Life Financial Inc. Form of Shareholder Proxy for the May 10, 2006 Annual Meeting
Your control number is:
See reverse side for instructions
for submitting your proxy.

The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Corporation”) hereby appoints Ronald W. Osborne, Chairman of the Board, or failing him, Bertin F. Nadeau, Chairman of the Governance Committee, or failing him, a director of the Corporation appointed by the directors present at the meeting, or instead of any of the foregoing,                                          as the proxy holder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Corporation to be held on May 10, 2006 and at a continuation of the meeting after any adjournment thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person other than those designated above by inserting the name of such person in the space provided on the left.

Information on the following can be found in the Management Information Circular dated March 21, 2006.

The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote FOR the matters below:

1.	Election of Directors	01	James C. Baillie	☐ For ☐ Withhold	08	David W. Kerr	☐ For ☐ Withhold
		02	George W. Carmany, III	☐ For ☐ Withhold	09	Idalene F. Kesner	☐ For ☐ Withhold
		03	John H. Clappison	☐ For ☐ Withhold	10	Bertin F. Nadeau	☐ For ☐ Withhold
		04	William R. Fatt	☐ For ☐ Withhold	11	Ronald W. Osborne	☐ For ☐ Withhold
		05	David A. Ganong, CM	☐ For ☐ Withhold	12	C. James Prieur	☐ For ☐ Withhold
		06	Germaine Gibara	☐ For ☐ Withhold	13	Donald A. Stewart	☐ For ☐ Withhold
		07	Krystyna T. Hoeg	☐ For ☐ Withhold	14	W. Vickery Stoughton	☐ For ☐ Withhold

2.	Appointment of Deloitte & Touche LLP as Auditors						☐ For ☐ Withhold

The directors and management recommend common shareholders vote AGAINST the matter below. Unless otherwise specified, the proxy holders designated by the directors and management intend to vote AGAINST the matter below:

3.	Shareholder Proposal No. 1	☐ For ☐ Against

Your Signature(s) (all common shareholders named on proxy must sign) X	Date (dd/mm/yyyy)

Notes to the Form of Proxy
This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 10, 2006, and a continuation of the Annual Meeting after any adjournment thereof.
a)	If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures should agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided.

b)	If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy.

c)	Should any of the nominees named in paragraph 1 of this proxy be unable to serve as a director for any reason, the proxy holder reserves the right to vote for another nominee in his or her discretion unless the proxy holder has been specifically instructed on this form of proxy to withhold the vote for the election of directors.

d)	This form of proxy confers discretionary authority upon the proxy holder with respect to matters that may properly come before the meeting.

e)	A duly completed form of proxy or alternate form of submission as described below, must be received by the Corporation’s transfer agent and registrar, CIBC Mellon Trust Company, no later than 5:00 pm (Toronto time) on Monday, May 8, 2006 or two business days prior to a continuation of the meeting after any adjournment.

f)	This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 21, 2006.
Instructions For Submitting Your Proxy
By Mail:	Mark, sign, date and return in the envelope provided.

By Fax:	Mark, sign, date and fax to (1)-416-368-2502.

By Telephone:	From Canada or the United States only, using a touch-tone telephone call toll free 1-866-271-1207 (English and French) and follow the voice instructions. You will need to refer to your control number printed on the front of this proxy form.

By Internet:	Access Web site www.eproxyvoting.com/slf (English and French) and follow the instructions on the Web site. You will need to refer to your control number printed on the front of this proxy form.
THIS IS THE END OF THE PROXY FORM FOR THE 2006 ANNUAL MEETING.

Please read and complete the boxes below.

Shareholder’s Name and Account Number
Annual Financial Statements
Current legislation requires Sun Life Financial Inc. to ask all non-registered shareholders who have requested to receive all materials, if they wish to receive annual financial statements. If you do not provide instructions, the annual financial statements will not be mailed to you. You will be asked this question annually.

	☐	I wish to receive 2006 annual financial statements.
Electronic Delivery of Documents
Securities law permits the delivery of some documents to you by electronic means. You must provide your consent to such delivery by completing the Electronic Delivery Registration Form below and returning it in the envelope provided.

We encourage you to take advantage of this service. You may change your email address at any time by writing to the transfer agent at: CIBC Mellon Trust Company, PO Box 7010, Adelaide Street Postal Station, Toronto, Ontario, Canada M5C 2W9.

Electronic Delivery	To: CIBC Mellon Trust Company
Registration Form	☐
I wish to receive materials prepared by Sun Life Financial Inc. such as notices of annual or special shareholder meetings, information circulars, annual financial statements and other information required to be sent to shareholders, electronically.

My e-mail address is: __________________________________________________

Your Signature(s) (all common shareholders named on proxy must sign) X		Date (dd/mm/yyyy)
If you have questions regarding this proxy, please refer to page 3 of the Management Information Circular for contact information.

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